SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ALPHARMA INC.
(Name of Subject Company)

ALPHARMA INC.
(Names of Person Filing Statement)

Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)

020813101
(CUSIP Number of Class of Securities)

Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East, Bridgewater, NJ 08807
(908) 566-3800
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

William R. Dougherty, Esq.
Mario A. Ponce, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3026
(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Alpharma Inc., a Delaware corporation (the “Company”), and the address and telephone number of its principal executive offices is 440 Route 22 East, Bridgewater, New Jersey 08807, (908) 566-3800.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates is the Company’s Class A Common Stock, par value $0.20 per share (the “Class A Common Stock”), including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (the “Rights”, together with the Class A Common Stock, the “Shares”), issued pursuant to the Rights Plan, dated as of September 1, 2008 (the “Rights Plan”), by and between the Company and Computershare Trust Company, N.A. as Rights Agent (the “Rights Agent”). As of September 25, 2008, there were outstanding 41,827,154 shares of Class A Common Stock.

Item 2.	Identity and Background of Filing Person

Name and Address

The Company is the person filing this Statement. The Company’s name, address and business telephone number are set forth in “Item 1. Subject Company Information”, which information is incorporated by reference. The Company’s website address is www.alpharma.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer

This Statement relates to the tender offer by Albert Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of King Pharmaceuticals, Inc. (“King”), to purchase all outstanding Shares at a purchase price of $37.00 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on September 12, 2008. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.”

The Schedule TO provides that the Offer is subject to thirteen conditions. Certain of these conditions are summarized as follows: (1) the Company’s shareholders having validly tendered, and not withdrawn prior to the expiration of the Offer, a number of Shares that, together with the Shares then owned by King and its subsidiaries, would represent at least a majority of the total number of then-outstanding Shares on a fully diluted basis; (2) the Company’s board of directors (the “Board of Directors” or the “Board”) redeeming the Rights, or the Rights having been invalidated or being otherwise inapplicable to the Offer and the second-step merger proposed to be undertaken by King upon consummation of the Offer; (3) all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, having expired or having been terminated; (4) there shall not have been threatened, instituted or pending any action or proceeding before any court, government or governmental authority or agency challenging or seeking to restrain or prohibit the Offer; (5) there shall not have occurred since September 11, 2008, in the reasonable judgment of Purchaser, a material adverse change in the Company’s business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of the Company or any of its subsidiaries; (6) there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the United States over-the-counter market for a period in excess of three hours, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event that in the reasonable judgment of Purchaser might materially adversely affect, the extension of credit by lending institutions, (iv) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States, (v) a material change in United States dollar or other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vi) any change in general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company and its subsidiaries do business that could, in the reasonable judgment of Purchaser, have a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of the Company or any of its subsidiaries or the trading in, or value of, the Shares, (vii) any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business on September 11, 2008 or any material adverse change in the market price in the Shares or (viii) in the case of any of the foregoing existing on September 11, 2008, a material acceleration or worsening thereof; (7) a tender offer or exchange offer for Shares shall not have been made or publicly proposed to be made by any person; and (8) other conditions contained in the Schedule TO.

According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Purchaser is 501 Fifth Street, Bristol, Tennessee 37620, (423) 989-8000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as disclosed in this Statement or in the excerpts from the Company’s 2008 Definitive Proxy Statement, dated March 28, 2008 (the “2008 Proxy Statement”) filed as Exhibit (e)(1) to this Statement (and incorporated by reference into this Item 3), as of the date of this Statement, to the knowledge of the Company, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between the Company or any of its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) Purchaser, King or their respective executive officers, directors or affiliates. For further information with respect to these matters, see the 2008 Proxy Statement under the headings: “Security Ownership of Certain Beneficial Owners and Management;” “Summary Compensation Table;” “Grant of Plan-Based Awards;” “Outstanding Equity Awards at Fiscal Year-End;” “Option Exercises and Stock Vested;” “Equity Compensation Plans;” and “Director Compensation.”

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Cash Consideration Payable Pursuant to the Offer and the Merger

If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. If the directors and executive officers were to tender all of their 52,721 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by the Purchaser for $37.00 per Share, the directors and executive officers would receive an aggregate of $1,950,677 in cash. As discussed below under “Item 4. — The Solicitation or Recommendation”, to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender any of their Shares for purchase pursuant to the Offer.

As of September 22, 2008, the directors and executive officers of the Company held options to purchase 903,047 Shares, 205,850 of which were vested and exercisable as of that date, with exercise prices ranging from $11.17 to $31.62 and an aggregate weighted average exercise price of $23.79 per share. Immediately upon a change of control of the Company such as would occur if the Offer is consummated, 697,197 unvested options to purchase Shares of the Class A Common Stock held by directors and executive officers will fully vest. If a merger is consummated following the Offer, the directors and executive officers would receive cash consideration equal to the product of the number of vested options they own and the difference between $37.00 and the exercise price of the options. Immediately upon consummation of the purchase of all or substantially all of the Shares by Purchaser or upon termination (other than for cause) of the directors and executive officers following a change of control such as that contemplated by the Offer, an aggregate of 410,019 shares of restricted stock (including restricted stock units payable in stock) held by directors and executive officers as of September 22, 2008 would fully vest.

Arrangements with Executive Officers, Directors or Affiliates of the Company

The Company’s executive officers and directors have entered into, or participate in, as applicable, the various agreements and arrangements discussed below. In the case of each plan or agreement discussed below to which the term “change of control” applies, the consummation of the Offer would constitute a change of control. The Company’s Executive Change in Control Plan and employment agreements between the Company and certain of its executive officers contain provisions relating to vesting of equity awards and the payment of compensation in the event of a change in control of the Company, such as would occur upon the consummation of the Offer (in certain instances, only in the event of termination without cause or for “good reason” following a change in control, i.e. “double trigger” scenarios).

Employment Agreements

Dean J. Mitchell

The benefits provided in connection with a change in control for Mr. Mitchell, President and Chief Executive Officer of the Company, are governed by the terms and conditions outlined in his employment agreement, dated May 31, 2006. The employment agreement is incorporated by reference in this Item 3 and is attached hereto as Exhibit (e)(2). Pursuant to the Company’s employment agreement with Mr. Mitchell, following a change of control, all unvested stock options would immediately vest and remain exercisable for the remainder of the term of each option.

If Mr. Mitchell’s employment is terminated under certain circumstances concurrently with or within two years following a change of control he would receive cash severance equal to three years of annual base salary, a severance amount equal to three times his target annual bonus, continuation of certain benefits for three years following termination of employment, and a pro-rata payment of the annual bonus for the year of termination. In addition, any restricted stock units held by Mr. Mitchell would immediately vest. Similarly, the restricted stock units held by Mr. Mitchell would immediately vest upon the purchase of all or substantially all of the Shares by a potential acquiror of the Company. In the event that the above payments would trigger the parachute excise tax, the Company will gross-up, or increase, Mr. Mitchell’s severance to offset the impact of the excise tax.

Ronald Warner and Carol Wrenn

On September 1, 2008, the Company entered into employment agreements with Dr. Ronald Warner, Executive Vice President and Chief Scientific Officer (the “Warner Agreement”) and Ms. Carol Wrenn, Executive Vice President and President, Animal Health (the “Wrenn Agreement”), in order to align Dr. Warner and Ms. Wrenn with the other members of the Company’s Executive Leadership Team in light of the amendments made to the Company’s Executive Change in Control Plan (described below) adopted by the Board of Directors of the Company on August 28, 2008 and September 1, 2008. The Warner Agreement and the Wrenn Agreement are incorporated by reference in this Item 3 and are attached hereto as Exhibit (e)(3) and Exhibit (e)(4), respectively.

Under the terms of the Warner Agreement and the Wrenn Agreement, the benefits provided in connection with a change in control for Dr. Warner and Ms. Wrenn are governed solely by the Company’s Executive Change in Control Plan. The Warner Agreement and the Wrenn Agreement supersede all prior employment agreements between the parties thereto.

Change in Control Plan

The Alpharma Inc. Executive Change in Control Plan (the “Change in Control Plan”), filed as Exhibit (e)(5) to this Statement and incorporated herein by reference, was adopted by the Board of Directors of the

Company, effective March 11, 2002, as has subsequently been amended from time to time. On August 28, 2008 and September 1, 2008, the Board of Directors of the Company adopted certain amendments to the Change in Control Plan, filed as Exhibit (e)(6) to this Statement and incorporated by reference herein. The Change in Control Plan is generally applicable to the Company’s named executive officers and certain other of its officers and key executives, subject to other contractual arrangements that may be in place from time to time, and covers all key management employees and officers of the Company. The participants in the Change in Control Plan are entitled to receive benefits equal to the greater of the after-tax amount of severance or severance-type benefits available under the Change in Control Plan or the benefits available under a separate employment agreement with the Company or applicable law. The Board of Directors may amend or modify the Change in Control Plan, terminate the Change in Control Plan in its entirety or terminate the participation in the Change in Control Plan of any subsidiary, subject to certain restrictions.

Payments Made Upon a Change in Control

The long-term incentive payments made upon a Change of Control of the Company (as defined in the Change in Control Plan) are permitted by the Alpharma Inc. 1997 Incentive Stock Option and Appreciation Rights Plan, as amended (the “Stock Option Plan”) and the Alpharma Inc. 2003 Omnibus Incentive Compensation Plan (the “Omnibus Plan”).

The Change in Control Plan provides that upon the effective date of a Change of Control of the Company, as would occur under the Offer, all unvested stock options would become immediately exercisable and would remain exercisable for the remainder of the term of each option. In addition, all Nonqualified Stock Options (“NQSOs”) and all Incentive Stock Options (“ISOs”) (both as defined under the Omnibus Plan) held by Company executives would become immediately exercisable and would remain exercisable for the lesser of (i) the length of time during which the NQSO or ISO may be exercised and (ii) the maximum period permitted under the Omnibus Plan.

Payments Made Upon Certain Events in Connection with a Change in Control

The Change in Control Plan, as amended, provides participants with certain severance benefits upon Involuntary Termination of Employment or Constructive Termination (as defined in the Change in Control Plan) within the two-year period following a Change of Control. The severance benefits include a severance payment of the participant’s annual salary plus annual bonus and limited benefits continuance for a term ranging from one to three years based on employment level. Each participant will receive his or her bonus or other cash incentive award (as in effect immediately preceding the date of a Change in Control event) at 100% of his or her annual target rate, with an assumed 100% funding of any applicable bonus pool, for the full period during which he or she is receiving Change in Control severance benefits. In addition, all of a participant’s restricted stock and restricted stock options would immediately vest upon Involuntary Termination of Employment or Constructive Termination following a Change of Control or the purchase of all or substantially all of the Shares by an acquiror. Upon termination following a Change of Control, participating executives will receive reasonable and customary outplacement support services. To the extent that the Company (x) signs a definitive agreement on or prior to March 31, 2009 contemplating the consummation of a Change in Control, or (y) there actually occurs a Change in Control on or prior to March 31, 2009, or (z) a third party commences a tender offer on or prior to March 31, 2009 that is not approved by the Board of Directors of the Company and results in a Change in Control after March 31, 2009, and in any such event (i) a participant becomes entitled to receive payments that would trigger the parachute excise tax, the Company will gross-up, or increase, severance payments to offset the impact of the excise tax. The Company’s obligation to provide any such excise tax gross-up payment in respect of any of the above events (x), (y), or (z) will continue beyond March 31, 2009.

Transactions with the Purchaser, its Executive Officers, Directors or Affiliates

Other than as disclosed in this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company, or its executive officers, directors or affiliates, on the one hand, and the Purchaser, or its executive officers, directors or affiliates, on the other hand.

Item 4.	The Solicitation or Recommendation

Solicitation/Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s financial and legal advisors, the full Board of Directors, by unanimous vote at a meeting on September 25, 2008, determined that the Offer is inadequate, from a financial point of view, to the Company’s shareholders and that the Offer is not in the best interests of the Company’s shareholders. Management and the Board of Directors believe that they can realize shareholder value in excess of the price being offered pursuant to the Offer through the continued exploration of strategic alternatives, including a possible sale of the Company, a process the Company has undertaken with the assistance of its financial and legal advisors.

Accordingly, for the reasons described in more detail below, the Board of Directors unanimously recommends that the Company’s shareholders reject the Offer and NOT tender their Shares to Purchaser pursuant to the Offer.

If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or our information agent, MacKenzie Partners, Inc., at the address, phone number and email address below.

MacKenzie Partners, Inc.
105 Madison Ave.
New York, NY 10016
Tel: (800) 322-2885 (Toll-Free)
(212) 929-5500 (Collect)
Email: alpharma@mackenziepartners.com

In reaching the conclusions and in making the recommendation described above, the Board of Directors consulted with the Company’s management, as well as the Company’s financial and legal advisors, and took into account a number of reasons, described under “Reasons for the Board’s Recommendation” below, including, but not limited to, the Board’s belief that the Offer undervalues the Shares based on the strategic alternatives process that the Board of Directors and its advisors have undertaken, other preliminary indications of interest that the Company has received since King’s interest in the Company became public and shareholder and market reaction to the Offer.

Copies of the press release, letter to the Company’s shareholders and letter to the Company’s employees relating to the recommendation of the Board of Directors to reject the Offer are filed as Exhibit (a)(1), Exhibit (a)(2) and Exhibit (a)(3) hereto respectively and are incorporated herein by reference.

Background of the Offer; Reasons for Recommendation

Background of the Offer

From time to time in the past, the Company has studied potential business combination transactions and received expressions of interest from other companies seeking to undertake a strategic transaction involving the Company, including a potential sale of the Company. In connection with evaluating certain of such potential transactions, the Company, together with the assistance of its financial advisor, Banc of America Securities LLC (“Banc of America Securities”), had undertaken a review of the Company’s business, financial condition and prospects and updated that review from time to time.

On July 11, 2008, Brian A. Markison, the Chairman, President and Chief Executive Officer of King, informally inquired of Dean J. Mitchell, the President and Chief Executive Officer of the Company, as to whether the Company would be interested in pursuing a business combination with King. Mr. Markison did not provide an indication of value. Mr. Mitchell responded that the Board of Directors was not actively exploring a sale of the Company and was pursuing its long-term strategic plan. Nevertheless, Mr. Mitchell indicated that the Company’s Board of Directors would consider any proposal that properly reflected the inherent value of the Company and that, based on the Company’s prior business reviews and its confidence in its strategic plan and the value it would deliver, a very significant premium would be justified. After this conversation, Mr. Mitchell contacted the Company’s Chairman, Peter G. Tombros, to inform him of Mr. Markison’s proposal. Messrs. Tombros and Mitchell agreed to inform the other directors of Mr. Markison’s proposal at the Company’s upcoming Board meeting.

On July 15, 2008, Mr. Markison informally told Mr. Mitchell of King’s continued interest in pursuing a transaction with the Company. Mr. Mitchell advised Mr. Markison that the Company was having a board meeting the following week and he would discuss the matter with the Board.

On July 25, 2008, the Board of Directors of the Company met to discuss several matters, including King’s indication of interest in acquiring the Company.

On July 28, 2008, Mr. Mitchell telephoned Mr. Markison and stated that he had discussed the matter with the Company’s Board of Directors. Mr. Mitchell reiterated that the Company’s position had not changed since his initial conversation with Mr. Markison on July 11, 2008.

On July 31, 2008, Mr. Markison informed Mr. Mitchell that King was interested in acquiring all of the outstanding Shares of the Company at a price of $33.00 per Share in cash, subject to, among other conditions, satisfactory completion of due diligence and receipt of all regulatory approvals. Mr. Mitchell told Mr. Markison that he would bring the matter to the Company’s Board of Directors.

Shortly after Mr. Mitchell’s discussion with Mr. Markison, the Company contacted its financial advisor Banc of America Securities and requested that it assist the Company in updating its review of the Company’s long-term strategic plan and its review of strategic alternatives and in evaluating and responding to King’s proposal.

On August 1, 2008, the full Board of Directors of the Company met to discuss several matters, including consideration of King’s continued desire to pursue a business combination with the Company. After discussion, the Board unanimously concluded that it could not offer a response to King’s proposal until the offer was more fully evaluated by the Company with the assistance of its outside financial advisor. The Board authorized Mr. Mitchell to call Mr. Markison and advise that the Company would be reviewing the proposal in light of its own assessment of the valuation of the Company and other alternatives and would respond to the proposal at a later time. Shortly thereafter, Mr. Mitchell called Mr. Markison to inform him of the Board’s decision.

On the morning of August 5, 2008, Mr. Mitchell received a call from Mr. Markison in which Mr. Markison reiterated King’s interest in acquiring all of the outstanding Shares of the Company at a price of $33.00 per Share in cash and informed Mr. Mitchell that King would be confirming its proposal in writing. Shortly after the call on August 5, 2008, Mr. Mitchell received a letter from Mr. Markison the text of which is as follows:

August 4, 2008

Mr. Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807

Dear Mr. Mitchell:

As you know from our conversations beginning on July 11, 2008, King Pharmaceuticals, Inc. (“King”) has been interested for some time in pursuing a business combination with Alpharma Inc. (“Alpharma”). We are pleased to make the following proposal regarding a possible business combination between King and Alpharma.

We believe that a combination of our businesses would best enable both companies to successfully address the challenges facing our industry today. We believe the complementary aspects of our companies’ products and pipelines, customers and research capabilities would enable the combined entity to be an even more effective competitor, thus making the King-Alpharma combination attractive from a strategic standpoint.

We are prepared to pursue the acquisition of all of the outstanding shares of Alpharma common stock for $33.00 per share in cash. This price represents a 49% premium over the closing share price for Alpharma common stock on August 4, 2008, and a premium of 40% over the 1-month average. We believe this proposal is compelling for Alpharma and its shareholders, and provides a unique opportunity for Alpharma’s shareholders to realize full and immediate value.

Our Board has authorized this proposal, and we are ready to move forward expeditiously. We have conducted diligence relating to Alpharma based on publicly available information, and we have retained Credit Suisse Securities (USA) LLC as our financial advisor and Dewey & LeBoeuf as our legal advisor. Our proposal is conditioned upon, among other things, the negotiation and execution of mutually acceptable definitive transaction documents containing provisions customary for transactions of this type, including the receipt of any required regulatory and third party approvals and consents.

We are prepared to meet with you or your representatives at your earliest convenience to discuss our proposal in detail, begin confirmatory due diligence and the negotiation of definitive transaction documents, which we are confident could be concluded within four weeks. Please note that our proposal is not subject to any financing contingencies, and we are committed to cooperating with Alpharma to obtain all necessary regulatory approvals so that the proposed business combination between King and Alpharma can be consummated in a timely manner.

We hope that you and your Board of Directors will view this proposal as we do — an excellent opportunity for the stockholders of Alpharma to realize full value for their shares to an extent not likely to be available to them in the marketplace. We are prepared to discuss all aspects of our proposal fully with you, including the structure and economics. We also have great respect for your organization and would hope to retain as many of your employees as possible, thus combining the strengths and competencies of Alpharma’s employees into our enlarged company.

We trust that you will agree that the best way to proceed at this point would be to begin confidential, non-public discussions to see if we can negotiate a transaction that can be presented to your stockholders as the joint effort of King’s and Alpharma’s Boards of Directors and managements. At this point, therefore, we expect that this letter and its contents will remain private.

We trust that you and your Board of Directors will give this proposal prompt and serious consideration. We request a response as soon as possible, and no later than the close of business on Tuesday, August 12, 2008.

We look forward to hearing from you.

Very truly yours,

Brian A. Markison
Chairman, President and Chief Executive Officer

cc:	Mr. Thomas J. Spellman III, Corporate Secretary for the attention of Mr. Peter G. Tombros, Chairman of the Board

Shortly after receipt of the letter, the Company retained Simpson Thacher & Bartlett LLP (“Simpson Thacher”) as legal advisor in connection with King’s proposal.

On August 7, 2008, Mr. Mitchell informed Mr. Markison that the Company had retained Banc of America Securities as its financial advisor and that the Company was studying the King proposal with its advisors.

Also on August 7, 2008, representatives of Banc of America Securities contacted representatives of King’s financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”), and stated that Banc of America Securities was acting as the Company’s financial advisor and that the Company intended to hold a board meeting to discuss King’s proposal but did not specify a date for such meeting, other than that it would be later during the month of August. On August 12, 2008, a representative of Credit Suisse contacted a representative of Banc of America Securities to inquire as to when the Company would respond to King’s proposal. The representative of Banc of America Securities indicated that the Company’s board meeting would occur during the week of August 18, 2008 and that the Company would respond after such board meeting had taken place.

The Board of Directors met on August 18, 2008, with certain representatives of the Company’s management, Banc of America Securities and Simpson Thacher to discuss and evaluate the King proposal. Following an overview given by Mr. Mitchell to the Company’s Board of Directors of the recent discussions between Mr. Mitchell and Mr. Markison and the details of Mr. Markison’s letter, representatives of Simpson Thacher provided a detailed review of the fiduciary duties of a board of directors upon receipt of an unsolicited proposal such as the one received from King, and reviewed with the Board certain actions that shareholders of the Company were permitted to take pursuant to the Company’s certificate of incorporation and bylaws. The Board of Directors carefully considered the Company’s business, financial condition and prospects, the terms of the King proposal, the nature and timing of the proposal, the Company’s strategic plan and other business opportunities. After a lengthy discussion, the Board unanimously determined that King’s offer to acquire the Company for $33.00 per Share was inadequate from a financial point of view and not in the best interest of the Company’s shareholders and instructed Mr. Mitchell to orally inform Mr. Markison of the Board’s determination.

On the morning of August 21, 2008, Mr. Mitchell contacted Mr. Markison via telephone to inform Mr. Markison of the Board of Director’s decision with respect to King’s offer, stating that the Board of Directors had determined that King’s offer was inadequate from a financial point of view, not in the best interest of the Company’s shareholders and did not reflect the inherent value of the Company. Mr. Mitchell further stated that the Board was not actively exploring a sale of the Company, but also noted that the Company would consider seriously any bona fide proposal that reflected the fair value of the Company that the Board believed was at a price significantly higher than that proposed by King. Mr. Markison indicated that King was not currently willing to offer a price significantly higher than the current offer.

Following the discussion between Messrs. Mitchell and Markison, later that day on August 21, 2008, representatives of Banc of America Securities spoke via telephone with representatives of Credit Suisse regarding the King offer and the conversation that had taken place earlier that day between Messrs. Mitchell and Markison. Representatives of Banc of America Securities reiterated Mr. Mitchell’s earlier statement that the Company was not for sale and that the Company would consider seriously any bona fide proposal that reflected the fair value of the Company and that would be at a price significantly higher than that proposed by King. Representatives of Credit Suisse stated that King was unwilling to offer a higher price to the Company absent the ability to conduct due diligence, and further that King was unwilling to execute any confidentiality agreement in connection with a due diligence review that included a “standstill” provision. After a further discussion with the Company’s management and its legal advisors, representatives of Banc of America Securities affirmed to Credit Suisse the Company’s position that it would be unwilling to provide King with due diligence materials absent execution of a confidentiality agreement with customary terms, including a “standstill” provision.

Later in the evening on August 21, 2008, a representative of Credit Suisse contacted a representative of Banc of America Securities and stated that King would be sending a letter to Mr. Mitchell confirming in writing its proposal to acquire all outstanding Shares of the Company for $33.00 per Share in cash and going public with the letter on August 22, 2008. After this discussion, Mr. Markison contacted Mr. Mitchell in the evening on August 21, 2008 and confirmed that King would be making its proposal public the following day.

Below is the text of the letter that was sent on August 22, 2008 to Mr. Mitchell and the Company’s Board of Directors:

Mr. Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807

Dear Mr. Mitchell:

As conveyed to you in conversations beginning in July and again in our letter dated August 4, 2008, the Board of Directors and management of King Pharmaceuticals, Inc. (“King”) believe that a combination of King and Alpharma Inc. (“Alpharma”) presents an exciting opportunity to create significant value for our respective stockholders. The complementary aspects of our companies’ products, pipelines, customers and capabilities would create greater scale and improved efficiencies, allowing the combined entity to compete more effectively in the future. We are disappointed that you have declined our proposal.

As previously stated, King is willing to pursue the acquisition of all of the outstanding shares of Alpharma common stock for $33.00 per share in cash. This price represents a 37% premium over the closing price of Alpharma common stock on August 21, 2008, the last trading day prior to public disclosure of King’s proposal, a 49% premium over the closing price of Alpharma common stock on August 4, 2008, the date of King’s initial written offer to Alpharma, and a premium in excess of approximately 38% over Alpharma’s average closing price during the one, three and twelve-month periods ended August 21, 2008. We are convinced that our proposal provides a unique opportunity for Alpharma’s stockholders to realize full and immediate value. Our proposal is not conditioned on financing.

Our Board has authorized this proposal and we are ready to move forward expeditiously. As mentioned to you previously, we have conducted due diligence relating to Alpharma based on publicly available information and we have retained Credit Suisse and Wachovia Securities as our financial advisors and Dewey & LeBoeuf LLP as our legal advisor. Our proposal is conditioned upon, among other things, the negotiation and execution of mutually acceptable definitive transaction documents containing provisions customary for transactions of this type, including the receipt of any required regulatory and third party approvals and consents.

We remain ready to meet with you and your representatives at your earliest convenience to discuss our proposal in detail and conduct confirmatory due diligence, to negotiate definitive transaction documents and to obtain all necessary regulatory approvals.

We hope that you and your Board of Directors will reconsider this proposal and view it as we do — an excellent opportunity for the stockholders of Alpharma to realize full value for their shares to an extent not likely to be available to them in the marketplace. We are prepared to discuss all aspects of our proposal with you, including structure and economics. We have great respect for your organization and would expect to combine the strengths and competencies of Alpharma’s employees into our company.

We continue to prefer to work together with you and your Board to complete a negotiated transaction, and we are prepared to commit all necessary resources to do so. If we are unable to negotiate a transaction, we are prepared to take this offer directly to your stockholders.

We trust that you and your Board of Directors will give this proposal serious consideration. We would appreciate your prompt reply to our proposal.

We look forward to your prompt and favorable response.

Very truly yours,

Brian A. Markison
Chairman of the Board,
President and Chief Executive Officer

cc: To the attention of Alpharma Inc.’s Board of Directors
Mr. Peter G. Tombros, Chairman of the Board
Mr. Finn-Berg Jacobsen, Director
Mr. Peter Ladell, Director
Mr. Ramon Perez, Director
Mr. David U’Prichard, Director

On the morning of August 22, 2008, the entire Board of Directors met with the Company’s management and financial and legal advisors to discuss the status of the King offer, including the letter from Mr. Markison that had been released publicly earlier that morning reiterating King’s offer to acquire the Company at $33.00 per Share and the conversations that had taken place the prior day between Messrs. Mitchell and Markison and representatives of the Company’s and King’s respective financial advisors. The Board of Directors carefully considered the Company’s business, financial condition and prospects and the terms of the King proposal. Following further discussion by the Board of Directors, the Board unanimously reaffirmed its view that the current $33.00 per Share offer from King was inadequate from a financial point of view and not in the best interest of shareholders. In addition, the Board of Directors discussed generally various strategic alternatives and business opportunities that might be available to the Company, as well as the Company’s current ongoing strategic plan. Following this discussion, the Board of Directors discussed with its legal advisors the possibility of adopting a shareholder rights plan, and the benefits (and the corresponding risks) that adoption of such a rights plan might provide the Company in light of the outstanding King offer and the absence of customary takeover defenses in place at the Company that could serve to provide the Board with more time to negotiate with King or to review other potential strategic alternatives.

Following the Company’s Board meeting, on August 22, 2008, Mr. Mitchell responded to Mr. Markison in a letter, which the Company then made publicly available in a press release. The full text of the letter follows:

August 22, 2008

Mr. Brian A. Markison
Chairman of the Board,
President and Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620

Dear Mr. Markison:

Our Board has received your letter, which you also made public earlier today, outlining King Pharmaceuticals’ unsolicited, non-binding proposal to acquire Alpharma for $33.00 per share in cash.

As you know, since you first approached me in July expressing King’s interest in a potential acquisition of our Company, I indicated, even as late as this week, that while Alpharma is not for sale and we are encouraged by our future prospects, we would consider seriously any bona fide proposal that reflected the fair value of our Company.

You have now made three non-binding acquisition proposals, including today’s, all at the price of $33.00 per share. In consultation with its financial and legal advisors, our Board of Directors has carefully reviewed your proposals over the course of several meetings. As I communicated to you, the Board unanimously believes that the $33.00 per share proposal is inadequate and does not reflect the Company’s inherent value. Accordingly, we would not accept an acquisition of Alpharma at the price you are proposing.

That said, our Board takes its fiduciary duties seriously and is deeply committed to enhancing value for our shareholders. It is in that spirit that we offered to provide you with a due diligence opportunity so that we could demonstrate to you the fair and appropriate value for Alpharma. However, you declined to enter into a customary confidentiality agreement that would enable us to have an orderly evaluation process and ensure that we are able to protect the long-term interests of our shareholders. As you are well aware, a confidentiality agreement will enable us to provide non-public information that we firmly believe will demonstrate that $33.00 per share significantly undervalues Alpharma. A confidentiality agreement is also very important for us to protect sensitive, non-public information when it is being disclosed to a direct competitor.

Our Board has deep confidence in Alpharma’s future and believes we are executing well on our strategic plan. We also believe there are a number of near-term events surrounding EMBEDAtm that will drive increased value for our shareholders in addition to the potential value of the rest of our pipeline. We are currently in a phase of investment for the Company, which we are confident will create significant value for our shareholders and do not believe is reflected in your proposal.

We are willing to entertain a proposal from you that we believe more appropriately values the Company. To that end, we remain open to discussions with you at a price that we believe reflects the inherent value of Alpharma as well as the significant benefits, as your letter and comments to investors earlier today describe, that would accrue to King as a result of the transaction. If you have an interest in engaging in a dialogue on that basis, please contact me at your earliest convenience.

Sincerely,

Dean J. Mitchell
President and Chief Executive Officer

On August 27, 2008, the entire Board of Directors of the Company held a meeting with members of management and representatives of the Company’s legal and financial advisors to discuss recent developments and the Company’s ongoing strategic plan, including further discussion of the potential adoption of a shareholder rights plan. Representatives of Simpson Thacher presented a form of shareholder rights plan, discussed with the Board the terms and conditions of a shareholder rights plan and reviewed the Board’s fiduciary duties in connection with the adoption of a shareholder rights plan. Representatives of Banc of America Securities reviewed with the Board an exercise price analysis in connection with the shareholder rights plan. Mr. Mitchell and representatives of Banc of America Securities also updated the Board on multiple expressions of interest in the Company that, following King’s public disclosure of its proposal, third parties had conveyed to representatives of Banc of America Securities or to the Company directly on an unsolicited basis.

On August 28, 2008, the full Board of Directors of the Company met to discuss recent developments and ongoing activities at the Company in light of the King offer. Mr. Mitchell informed the Board that King had notified the Company in writing of its intent to make a Hart-Scott-Rodino filing to pursue antitrust clearance for its proposed transaction. The Board authorized Banc of America Securities to contact certain third parties that were determined to be potentially interested in exploring a business combination with the Company, including those that had already conveyed expressions of interest as well as additional parties, to gauge interest in a potential transaction with the Company should the Company decide to pursue a potential transaction. The Board also discussed with its advisors the need to protect shareholder interests by incentivizing the general workforce to remain focused during the uncertainty created by the King offer and a potential sale process. To that end, the Board unanimously approved the implementation of a severance plan that had been reviewed and recommended by the Company’s compensation committee providing all employees other than the Company’s executive officers with a payment equal to six months’ base salary in the event of certain terminations after a change of control of the Company. The Board further discussed the desirability of retaining certain key employees of the Company in light of the King offer and re-commenced discussions undertaken by the Company’s Board of Directors and previously studied by the compensation committee earlier in the year regarding possible amendments to the Company’s Executive Change in Control Plan.

On September 1, 2008, the full Board of Directors of the Company held a meeting with members of management and representatives of the Company’s legal and financial advisors to discuss the recent developments relating to the King offer. As part of this discussion, representatives from Banc of America Securities and Simpson Thacher had a further discussion with the Board regarding the adoption of a shareholder rights plan, the form of which had been previously presented by Simpson Thacher. Representatives of Banc of America Securities then reviewed with the Board Banc of America Securities’ exercise price analysis relating to the shareholder rights plan. The Board and its advisors discussed that the adoption of a shareholder rights plan would not preclude a change of control transaction, but would rather provide the Board with additional time and flexibility in the face of the King offer to explore various strategic alternatives to enhance shareholder value and/or to consider any offers, including the King offer, to acquire the Company. The Board and its legal and financial advisors also discussed the fact that a consent solicitation process to remove and replace the incumbent Board could be initiated in a relatively short time-period by shareholders who were dissatisfied with the implementation of the rights plan. Representatives of Simpson Thacher reviewed with the Board its fiduciary duties, including its duties in the context of the adoption of a shareholder rights plan and its fiduciary duties in the context of a sale or break-up of the Company. Following the discussion, the Board unanimously adopted a limited duration shareholder rights plan. Based on the recommendation of the Board’s compensation committee, a presentation by the Company’s outside benefits consultant and advice from Simpson Thacher, the Board also unanimously adopted certain modifications to the Company’s Executive Change in Control Plan.

On September 2, 2008, the Company issued a press release announcing the adoption of the Rights Plan and filed a Current Report on Form 8-K regarding the amendments made to the Executive Change in Control Plan.

Later on September 2, 2008, representatives of Credit Suisse contacted representatives of Banc of America Securities via telephone to inform them that King was contemplating an increase in their offer to acquire all outstanding Shares to a price of $37.00 per Share, subject to the opportunity to conduct due diligence without entering into a “standstill” agreement, and that the Company would receive confirmation of the increase in price in several days.

On September 2, 2008, Mr. Mitchell had a meeting with the Chief Executive Officer of Company X. During the meeting, the Chief Executive Officer of Company X indicated an interest in pursuing a negotiated business combination between the Company and Company X.

On September 3, 2008, the full Board of Directors of the Company held a meeting with members of management and representatives of the Company’s legal and financial advisors to discuss updates on the King offer and third party interest in a potential business combination with the Company. As part of this discussion, the Board discussed King’s indication of a potential willingness to increase its offer to $37.00 per Share and Banc of America Securities reported on preliminary interest expressed by third parties in a potential transaction with the Company. Mr. Mitchell informed the Board about his September 2, 2008 meeting with the Chief Executive Officer of Company X and in Company X’s interest in a business combination with the Company. After these discussions, the Board unanimously determined that: (1) the Company should initiate a process to explore all strategic alternatives, including a potential sale of the company, and Banc of America Securities should more formally contact third parties that could have an interest in a potential business combination with the Company, (2) Banc of America Securities should deliver a message to King that the Company was planning to initiate an auction process as part of its review of strategic alternatives and, in light of its proposal at a price of $37.00 per Share, King would be invited to participate in that process if they signed a confidentiality agreement which would not include a “standstill” provision; however, a price of $37.00 per Share was not adequate for the Company to forego a process that would allow the Company to seek to obtain the highest value reasonably attainable under the circumstances for their shareholders and

(3) Mr. Mitchell should communicate back to the chief executive from Company X the Board’s interest in better understanding the structure and per Share value to be offered in connection with a potential transaction.

On September 4, 2008, a representative of Credit Suisse contacted a representative of Banc of America Securities and communicated that King would consider increasing its offer price to $37.00 per Share.

Later in the afternoon on the same day, a representative of Banc of America Securities communicated to a representative of Credit Suisse that, if King submitted an offer in writing at $37.00 per Share, the Company would be willing to enter into discussions and due diligence with King, that the Company would not require a “standstill” provision as part of a confidentiality agreement with King, and that King would be part of an auction process that would include other potential bidders for the Company. During that conversation, Credit Suisse indicated that King was likely to be unwilling to enter into an auction process, as King wanted to, and believed it could, complete its due diligence review more quickly than an auction process would require.

Representatives of Credit Suisse contacted representatives of Banc of America Securities later on the same day and confirmed that King was not willing to participate in an auction process. A representative of Credit Suisse informed Banc of America Securities that King would be willing to enter into a merger agreement at $37.00 with a “go-shop” mechanism that permitted the Company to solicit other bids during a limited time period after signing a definitive agreement with King and subject to a break-up fee.

On the morning of September 6, 2008, the full Board of Directors of the Company held a meeting with members of management and representatives of the Company’s legal and financial advisors to discuss King’s offer of $37.00 per Share, Company X’s continued interest and the status of outreach efforts to third parties as well as interest expressed by certain of these parties. After a lengthy discussion and following presentations by the Company’s management and the Board’s financial and legal advisors, the Board unanimously reaffirmed that at a price of $37.00 per Share it would be willing to engage in discussions with, and provide due diligence to, King as part of an auction process, but that King would have to offer a significantly higher price to induce the Board to sign a merger agreement in lieu of conducting an auction process. The Board authorized Banc of America Securities to communicate this response to Credit Suisse.

On September 8, 2008, King responded through Credit Suisse that it would not be willing to raise its offer price.

At a meeting of the Board of Directors of the Company on September 8, 2008 at which all of the directors were present, the Board met with members of management and representatives of the Company’s legal and financial advisors to discuss the King offer and expressions of interest received from third parties. Representatives of Banc of America Securities and Mr. Mitchell informed the Board that Company X had informed the Company and Banc of America Securities that it was preparing to submit a written preliminary indication of interest relating to a potential business transaction with the Company in a day or two. Representatives of Banc of America Securities and Mr. Mitchell further stated that, based on the prior discussions with Company X, they each believed that the indication of interest submitted by Company X would be at a price in excess of $37.00 per Share. The Board and its advisors also discussed the potential chilling effect that a go-shop and break-up fee merger structure with King could have on the willingness of potential bidders for the Company (including Company X and other parties) to pursue a possible transaction with the Company at a per share value in excess of $37.00. Following discussion and consideration, the Board unanimously determined that it would not be in the best interests of the Company’s shareholders to enter into a merger agreement at $37.00 per Share with a “go-shop” provision in lieu of conducting an auction process but reaffirmed that it would be willing to consider moving to an accelerated process with King if King were willing to raise its offer.

On September 9, 2008, representatives of Banc of America Securities informed representatives of Credit Suisse of the Board’s decision. Later that day, representatives of Credit Suisse informed representatives of Banc of America Securities that King was not prepared to raise its offer and encouraged the Company to reconsider its position.

On September 10, 2008, the full Board of Directors of the Company met with members of management and representatives of the Company’s legal and financial advisors. Mr. Mitchell informed the board that the Company had received a written preliminary indication of interest from Company X for a business combination contingent on due diligence at a purchase price per Share in a price range in which the indicated low-end of the price range was in excess of the $37.00 per Share King proposal. The Board unanimously agreed to continue to invite King to participate in its sale process at $37.00 per Share, but was not prepared to move forward with King on an accelerated basis at such price level. The Board also unanimously agreed that outbound efforts to encourage other potential bidders to participate in an auction process should move forward expeditiously and the Company should enter into a confidentiality agreement with Company X and allow Company X to promptly initiate due diligence following receipt of its preliminary indication of interest letter.

On September 10, 2008, representatives of Banc of America Securities informed representatives of Credit Suisse that the Company’s position remained unchanged from the day before. Later that evening, a representative of Credit Suisse informed a representative of Banc of America Securities that King was planning to launch a tender offer to acquire all of the outstanding Shares at $37.00 per Share in cash, unless the Company reconsidered its position.

On September 11, 2008, Mr. Markison sent the following letter to Mr. Mitchell and to the Company’s Board of Directors and issued a press release announcing its intention to commence a tender offer to acquire all of the outstanding Shares at $37.00 per Share in cash:

Mr. Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807

Dear Dean:

I am disappointed that you and your Board of Directors have rejected our enhanced offer.

In light of your decision, we have decided to publicly disclose our latest proposal to acquire all of the outstanding shares of Alpharma Class A Common Stock at a price of $37 per share in cash and to take this offer directly to your stockholders. This price represents a premium of 67% over the closing price of the Alpharma Class A Common Stock on August 4, 2008, the date of King’s initial private written proposal to Alpharma, and premium of 54% over the closing price on August 21, 2008, the last trading day prior to public disclosure of King’s initial proposal. We believe this is a compelling offer that your stockholders will find extremely attractive.

Since early July of 2008, I have attempted to engage Alpharma’s management and Board of Directors in a substantive discussion of the merits of a negotiated business combination between King and Alpharma, without result.

In our latest private offer of $37 per share in cash, we stated that we were prepared to enter into a merger agreement containing a “go-shop” provision whereby Alpharma would be permitted, after signing, to actively solicit third-party offers during an agreed-upon period of time. You have also declined this offer.

While we would prefer to work cooperatively with you and your Board to complete a negotiated transaction, our Board of Directors has authorized management to commence a tender offer to purchase all of the outstanding shares of Class A Common Stock of Alpharma for $37 per share in cash, which we intend to do promptly.

As you know we have retained Credit Suisse and Wachovia Securities as our financial advisors and Dewey & LeBoeuf LLP as our legal advisor to assist in completing this transaction. King and its advisors are ready to meet with you and your representatives to complete the transaction promptly.

I hope to hear from you soon.

Very truly yours,

Brian Markison
Chairman of the Board,
President and Chief Executive Officer

cc: To the attention of Alpharma Inc.’s Board of Directors
Mr. Peter G. Tombros, Chairman of the Board
Mr. Finn-Berg Jacobsen, Director
Mr. Peter Ladell, Director
Mr. Ramon Perez, Director
Mr. David U’Prichard, Director

On September 11, 2008, the Company issued a press release urging its shareholders to take no action with respect to the King tender offer, when commenced, until the Company’s Board of Directors had issued its recommendation and announcing the Board had initiated a process to explore all strategic alternatives, including a possible sale of the Company. The Board also continued to review the Company’s business plans, growth prospects and operating environment.

On September 12, 2008, King filed the Schedule TO with the SEC, commencing the Offer, and filed a Complaint for declaratory and injunctive relief in Delaware Chancery Court against the Board of Directors for breach of fiduciary duty.

Later on September 12, 2008, the full Board of Directors held meetings with the Company’s management and its financial and legal advisors to evaluate the Offer, the Board’s fiduciary duties in the context of the Offer and various strategic alternatives, including a potential sale of the Company, and business opportunities available to the Company. The Board also continued to review the Company’s business plans, growth prospects and operating environment and the status of the auction process that the Company was undertaking.

On September 18, 2008, the full Board of Directors again held meetings with the Company’s management and its financial and legal advisors to evaluate the Offer, the Board’s fiduciary duties in the context of the Offer and various strategic alternatives, including a potential sale of the Company, and business opportunities available to the Company. As part of these discussions, the Board discussed its pending agreement with DURECT Corporation, subsequently announced on September 22, 2008, relating to the licensing of certain rights to develop and commercialize an investigational transdermal bupivacaine patch under development. The Board and its advisors discussed that this licensing arrangement should not affect the auction process but that, in light of the potential value that the licensing arrangement would bring to the Company, it could have a positive impact on the auction process.

On September 19, 2008, representatives of Credit Suisse contacted representatives of Banc of America Securities to inquire as to whether the Board of Directors’ position had changed such that the Company would consider entering into negotiations with King immediately with respect to a potential transaction. In response to questions from representatives of Banc of America Securities, representatives of Credit Suisse indicated that King was not willing to raise the price of its offer. On September 22, representatives of Credit Suisse contacted representatives of Banc of America Securities to follow up on the prior conversation. Representatives of Banc of America Securities responded that in light of King’s unwillingness to raise its offer price, the Company was not prepared to enter into immediate negotiations with King at this time. But representatives of Banc of America Securities did reiterate the Company’s invitation to King to enter into the auction process on the same basis as other parties.

On September 23, 2008 and September 25, 2008, the full Board met with the Company’s management and its legal and financial advisors to discuss and evaluate the Offer. At the September 25, 2008 meeting, after careful consideration, including further consultation with the Company’s management and the Company’s financial and legal advisors and taking into account the factors described under “Reasons for the Recommendation of the Board” below, the Board of Directors unanimously determined that the Offer was financially inadequate and not in the best interests of the shareholders and unanimously recommended that the Company’s shareholders reject the Offer and not tender their Shares to Purchaser pursuant to the Offer. The Board of Directors also authorized the issuance of a press release and the filing of a recommendation statement with the SEC setting forth the Board of Directors’ recommendation that the shareholders of the Company reject the Offer.

Reasons for the Recommendation of the Board

In reaching the conclusion that the Offer is inadequate from a financial point of view to the Company’s shareholders and that the Offer is not in the best interest of either the Company or its shareholders and in making the recommendation described above, the Board of Directors consulted with management of the Company, its financial and legal advisors, and took into account numerous other factors, including, but not limited to, the following:

•	The Board’s belief that, in order to protect and maximize the value of the Company for all shareholders and in light of the multiple indications of interest that other parties provided the Company, including interest expressed on an unsolicited basis following public disclosure by King of its proposal as well as interest solicited by Banc of America Securities, it would be in the best interest of the Company and its shareholders to continue to pursue its auction process for a sale of the Company in excess of $37.00 per Share and in which King would be treated equally without unfair advantages provided to any buyer, recognizing that no assurance can be given that a transaction will be announced or consummated by the Company or if such process will ultimately yield a transaction with a per-share price in excess of the price of the Offer;

•	The fact that the Company has already received expressions of interest from multiple parties, a number of whom have entered into confidentiality agreements with the Company and are conducting due diligence and one of whom has submitted a written preliminary indication of interest at a purchase price in excess of King’s offer of $37.00 per share. No assurance can be given, however, that a transaction will be announced or consummated by the Company or if such process will ultimately yield a transaction with a per share price in excess of $37.00;

•	The Board’s belief that the interest of the shareholders will be best served by the incumbent Board of Directors, together with assistance from its legal and financial advisors, actively managing the auction process and the Company’s exploration of all strategic alternatives to maximize value to shareholders, including the possible sale of the Company to King or to another company on a negotiated basis at a price in excess of King’s $37.00 per Share offer;

•	The opinion of Banc of America Securities, dated September 25, 2008, to the Board of Directors, concluding that as of the date of such opinion and subject to the assumptions, qualifications and other considerations set forth in the opinion, the consideration offered to the shareholders of the Company in the Offer was inadequate, from a financial point of view, to the Company’s shareholders (other than King and its affiliates);

•	The Board’s belief that the Offer is opportunistic and has been timed to take advantage of the upcoming review by the United States Food and Drug Administration (the “FDA”), and potential approval of, EMBEDAtm. The FDA has accepted, and designated for priority review, the Company’s New Drug Application for EMBEDAtm. This priority review represents another example of the Company’s ability to create long-term value that should rightfully inure to the benefit of the Company’s shareholders;

•	The Board’s belief that the Offer, combined with King’s and Purchaser’s threat to commence a consent solicitation to remove and replace the Company’s Board of Directors, is self-serving and disruptive to the Company’s process to explore strategic alternatives, and in light of the Company’s prior invitation to King to enter the process without requiring a “standstill” agreement, may have been initiated by King in an attempt to eliminate competition in the process. The Board believes that the Offer could shorten the timeframe for, and breadth of, the process and may adversely impact its ability to maximize value for all shareholders;

•	The fact that average premiums paid in comparable industry transactions over the last several years exceed the premium implied by the Offer. For example, since 2006, the average premium in selected pharmaceutical deals is 63.2% to the target company’s share price one day prior to announcement, 69.5% to one week prior to announcement and 78.3% to one month prior to announcement, while the premium in respect of the Offer for similar periods are 53.9%, 54.2% and 48.0%, respectively, to the unaffected share price of the Company on August 21, 2008, the final trading day prior to King’s public announcement of its offer to acquire the Company for $33.00 per Share;

•	The Board’s belief that the Offer does not compensate the Company’s stockholders for the potential synergy value that the proposed combination would create. King has estimated publicly that the expected annual synergies created by the proposed combination would equal $50 to $70 million by the second year. Certain equity research analysts concur with this point of view and have made positive statements about the strategic benefits to King of an acquisition of the Company. The Board of Directors of the Company believes that a fair share of this value should be reflected in the price of the Offer;

•	The fact that the Offer is highly conditional, which results in significant uncertainty that the Offer will be consummated. A number of the conditions are broad, are of questionable relevance, and are solely for the benefit of Purchaser. Compliance with some of these conditions would restrict the Company’s ability to manage its business in the ordinary course and may not be capable of being satisfied in the event that the Company continues to operate its business consistent with past practice.

Considerations of the Board

The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board of Directors in reaching its conclusions and recommendation in relation to the Offer and the transaction proposed thereby. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company’s financial and legal advisors. In light of the variety of factors and amount of information that the Board of Directors considered, the members of the Board of Directors did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board of Directors was made after considering the totality of the information and factors involved. Individual members of the Board of Directors may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under “Past Contracts, Transactions, Negotiations and Agreements.”

Recommendation of the Board

In light of the factors described above, the Board of Directors has unanimously determined that the Offer is financially inadequate and not in the best interests of the Company or its shareholders. Therefore, the Board of Directors unanimously recommends that the shareholders reject the Offer and not tender their shares to Purchaser pursuant to the Offer.

Intent to Tender

To the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

The Board of Directors has retained Banc of America Securities as its financial advisor in connection with its evaluation of certain strategic alternatives, including the Offer. Banc of America Securities will receive certain fees for its services, including a fee that is payable upon rendering of the inadequacy opinion in connection with the Offer, a significant fee upon consummation of a transaction with any third party and a significant fee in the event the Company does not consummate such a transaction with any party before a certain date. In addition, the Company has agreed to reimburse Banc of America Securities’ expenses and indemnify Banc of America Securities against certain liabilities arising out of the engagement.

Banc of America Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities trading and brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of corporations and individuals. In the ordinary course of its businesses, Banc of America Securities and its affiliates may actively trade the debt, equity or other securities or financial instruments (including bank loans or other obligations) of the Company, King and certain of their respective affiliates for their own accounts or for the accounts of their customers, and accordingly, Banc of America Securities or its affiliates at any time may hold long or short positions in such securities or financial instruments.

Banc of America Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and have received or in the future may receive compensation for the rendering of these services. In addition, Banc of America Securities and its affiliates in the past have provided, currently are providing and in the future may provide, investment banking, commercial banking and other financial services to King and have received or in the future may receive compensation for the rendering of these services.

The Company also has engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist it in connection with the Company’s communications with its shareholders with respect to the Offer. The Company has agreed to pay customary compensation to MacKenzie for such services. In addition, the Company has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses, and MacKenzie and certain related persons will be indemnified against certain liabilities arising out of or in connection with the engagement.

The Company has retained Kekst and Company Inc. (“Kekst”) as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse Kekst for its out-of-pocket expenses, and Kekst and certain related persons will be indemnified against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Class A Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its current executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

Subject Company Negotiations

The Company has received indications of interest from third parties with respect to possible business combination transactions involving the Company since King’s initial publication of its offer to acquire the Company. The Company has pursued, and intends to continue to pursue, such discussions regarding such potential transactions, with a view to maximizing shareholder value, and the Board believes that the interests of the shareholders will be best served by the Board, together with assistance from its advisors, actively managing the process to explore all strategic alternatives to maximize value to all of its shareholders. The Board of Directors of the Company has determined that disclosure with respect to the parties to, and the possible terms of any transactions or proposals described above or in the following paragraph would jeopardize any negotiations that the Company may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Except as described above and except as otherwise set forth in this Statement, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company. The Company does, however, continue to explore license and acquisition opportunities as they become available.

Transactions and Other Matters

Except as described above, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer that relates to or would result in one or more of the matters referred to in this Item 7 immediately above.

Item 8.	Additional Information

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Board Action Regarding Rights Plan

At its meeting on September 1, 2008, the Board of Directors took action, as permitted by the Company’s Amended and Restated By-laws, to adopt the Rights Plan to protect shareholders against, among other things, unsolicited attempts to acquire control of the Company at an inadequate price for all shareholders or that are otherwise not in the best interests of the Company and its shareholders.

Under the Rights Plan, the rights will become exercisable if a person becomes an “acquiring person” by acquiring 15% or more of the Class A Common Stock or if a person commences a tender offer that could result in that person owning 15% or more of the Class A Common Stock. The Rights Plan will not apply to existing shareholders who own 15% or more of existing Class A Common Stock, unless and until they acquire beneficial ownership of additional shares of Class A Common Stock.

At its meeting on September 23, 2008, the Board took action, as permitted by the Rights Plan, to postpone the Distribution Date (as defined in the Rights Plan), which otherwise would occur on the tenth business day after the commencement of the Offer or the first public announcement of the Purchaser’s intention to commence the Offer, until such date (prior to such time as any person becomes an Acquiring Person (as defined in the Rights Plan)) as may be subsequently determined by the Board by resolution. Until the Distribution Date, the Rights will continue to be evidenced by the certificates for the Class A Common Stock and the Company’s Class B Common Stock, par value $0.20 per share (collectively, the “Common Stock”), and the Rights will be transferable only in connection with the transfer of the associated Common Stock.

A copy of the Rights Plan has been filed with the SEC as an exhibit to a Registration Statement on Form 8-A, dated September 5, 2008, and is incorporated herein by reference.

Litigation Matters

Putative Class Actions

On August 26, 2008, a purported class action captioned Brockton Contributory Retirement System v. Alpharma Inc., et al., Docket No. SOM-C-12087-08, was filed by an alleged shareholder of the Company in the Superior Court of New Jersey, Chancery Division, Somerset County. The complaint, which was amended on September 16, 2008, alleges that the Company’s directors breached their fiduciary duties in connection with the Offer, including by adopting and maintaining the Rights Plan, and seeks declaratory, injunctive and other relief.

On September 4, 2008, a purported class action and shareholder derivative action captioned Plumbers Local Union No. 519 Pension Trust Fund v. Dean J. Mitchell, et al., and Alpharma Inc., Docket No. SOM-L-1316- 08, was filed by an alleged shareholder of the Company in the Superior Court of New Jersey, Law Division, Somerset County. The complaint alleges that the Company’s directors breached their fiduciary duties to the shareholders and to the Company in connection with the Offer, including by adopting and maintaining the Rights Plan, and seeks declaratory, injunctive and other relief.

On September 4, 2008, Richard Chan, on September 8, 2008, Shirley Simon, and on September 9, 2008, John Holler, all of whom purport to be shareholders of the Company, each commenced a purported class action on behalf of the shareholders of the Company against the Company and its directors in the Superior Court of New Jersey, Chancery Division, Hunterdon County. These cases are captioned Richard Chan v. Alpharma, Inc., et al. (“Chan”), Docket No. HNT-C-14039-08; Shirley Simon v. Alpharma Inc., et al. (“Simon”), Docket No. HNT-C-14040-08; and John Holler v. Alpharma, Inc., et al. (“Holler”), Docket No. HNT-C-14041-08. Each complaint alleges that the Company’s directors breached their fiduciary duties in connection with the Offer, including by adopting and maintaining the Rights Plan, and seeks declaratory, injunctive and other relief.

On September 18, 2008, a purported class action captioned City of Lincoln Park Police and Fire Retirement System v. Finn Berg Jacobsen, et al., Case No. 4043-VCS, was filed by an alleged shareholder of the Company in the Court of Chancery of the State of Delaware. The complaint alleges that the Company’s directors breached their fiduciary duties in connection with the Offer, including by adopting and maintaining the Rights Plan, and seeks injunctive and other relief.

King Litigation

On September 12, 2008, King and Purchaser filed a lawsuit against the Company and its directors captioned King Pharmaceuticals, et al. v. Alpharma Inc., et al., Case No. 4033-VCS, in the Court of Chancery of the State of Delaware. The complaint alleges that the Company’s directors breached their fiduciary duties in connection with the Offer by adopting and maintaining the Rights Plan, and seeks declaratory, injunctive and other relief.

The Company and the individual defendants believe that the claims made in each of the foregoing lawsuits are without merit and intend to vigorously defend against these lawsuits.

Forward-Looking Statements

Statements made in this Statement include forward-looking statements. These statements, including those relating to future financial expectations, involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Information on other important potential risks and uncertainties not discussed herein may be found in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2007.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Press Release issued by the Company on September 26, 2008.
(a)(2)	Letter, dated September 26, 2008 to the Company’s shareholders.
(a)(3)	Letter, dated September 26, 2008 to the Company’s employees.
(e)(1)	Excerpts from the Company’s Definitive Proxy Statement, dated as of March 28, 2008, relating to the 2008 Annual Meeting of Shareholders.
(e)(2)	Employment Agreement, dated as of May 30, 2006, between the Company and Dean Mitchell, was filed as Exhibit 10.1 to the Company’s May 31, 2006 current report on Form 8-K Report and is incorporated by reference.
(e)(3)	Employment Agreement, dated as of September 1, 2008, between the Company and Dr. Ronald Warner was filed as Exhibit 10.8c to the Company’s August 28, 2008 current report on Form 8-K and is incorporated by reference.
(e)(4)	Employment Agreement, dated as of September 1, 2008, between the Company and Carol Wrenn, was filed as Exhibit 10.9d to the Company’s August 28, 2008 current report on Form 8-K and is incorporated by reference.
(e)(5)	Alpharma Inc. Executive Change in Control Plan, dated as of January 25, 2008, was filed as Exhibit 10.46 to the Company’s Annual Report on Form 10-K and is incorporated by reference.
(e)(6)	Description of terms of Amendments to the Alpharma Inc. Executive Change in Control Plan, was filed under Item 1.01 to the Company’s August 28, 2008 current report on Form 8-K and is incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ALPHARMA INC.

By:	/s/ DEAN J. MITCHELL
Name:     Dean J. Mitchell

Title:	President and Chief Executive Officer

Date: September 26, 2008